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Exhibit 99.2

LETTER OF TRANSMITTAL

REDEMPTION OF
FALCONBRIDGE LIMITED
CUMULATIVE REDEEMABLE PREFERRED SHARES, SERIES F

TO:	FALCONBRIDGE LIMITED
AND TO:	CIBC MELLON TRUST COMPANY, as Transfer Agent, at the addresses set out herein.

        Reference is made to Falconbridge Limited's ("Falconbridge") notice of redemption dated September 15, 2006, relating to the redemption on November 1, 2006 of all of the issued and outstanding Cumulative Redeemable Preferred Shares, Series F (the "Series F Shares") upon payment of Cdn. $25.615 for each Series F Share (the "Redemption Price"). The Redemption Price for the Series F Shares is subject to change in accordance with the provisions attaching to the Series F Shares if the Prime Rate (as that term is defined in the provisions attaching to the Series F Shares) changes prior to the Redemption Date.

        If you wish receipt of your cheque, dated November 1, 2006, by mail on or before November 1, 2006, this Letter of Transmittal, duly completed, together with your share certificate(s) representing Series F Shares should be received by the Transfer Agent at one of the addresses set out herein on or before October 18, 2006.

        If this Letter of Transmittal, duly completed, together with your share certificate(s) representing Series F Shares is hand delivered to the Transfer Agent at the address set out herein by October 25, 2006 with instructions that your cheque should be held for pick-up, it will be ready on November 1, 2006 at the address set out herein.

        The undersigned hereby surrenders for redemption, at the Redemption Price, the certificate(s) representing Series F Shares set out in Box 1.

U.S. Shareholders and Substitute Form W-9

        U.S. federal income tax law generally requires that a U.S. Shareholder (as defined in Box 2, below) who receives cash in exchange for Series F Shares must provide the Transfer Agent with its correct Taxpayer Identification Number ("TIN"), which, in the case of a U.S. Shareholder who is an individual, is generally the individual's social security number. If the Transfer Agent is not provided with a U.S. Shareholder's correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by filing a U.S. tax return.

        To prevent backup withholding, each U.S. Shareholder must provide its correct TIN by completing the "Substitute Form W-9" set forth in this Letter of Transmittal, which requires such holder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such holder is awaiting a TIN) and (2) that the holder is a U.S. person (including a U.S. resident alien).

        Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write "Exempt" in Part 2 of such form, and sign and date the form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the "W-9 Guidelines") for additional instructions.

        If Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.

        If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN; (ii) write "Applied For" in the space for the TIN in Part 1 of the Substitute Form W-9; and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this Letter of Transmittal. In such case, the Transfer Agent may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Transfer Agent and if the Transfer Agent is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

        If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person for U.S. federal income tax purposes, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalties of perjury. Such appropriate IRS Form W-8 may be obtained from the Transfer Agent.

        A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE REDEMPTION.

BOX 1

DESCRIPTION OF SERIES F SHARES (Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)

Certificate Number(s)	Name(s) in which Registered (please print)	Number of Series F Shares Represented by Certificate

Total:

BOX 2

U.S. SHAREHOLDERS

A U.S. Shareholder is any Shareholder (A) whose address on the records of the transfer agent of the Series F Shares is within the United States or any territory or possession thereof, or (B) that is a U.S. person for U.S. federal income tax purposes.

INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER:
☐ The owner signing this Letter of Transmittal represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.
☐ The owner signing this Letter of Transmittal is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

IF YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER, THEN IN ORDER TO AVOID BACKUP WITHHOLDING YOU MUST COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH BELOW, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN THE INSTRUCTIONS.

DIRECTION TO CIBC MELLON TRUST COMPANY

        Please forward the cheque in respect of the proceeds of the redemption of the Series F Shares represented by the above certificate(s) as follows:

Name

Address

Telephone (Business Hours)	Social Insurance Number	Tax Identification Number

U.S. residents/citizens must provide their Taxpayer Identification Number

Date	Signature of Shareholder

SUBSTITUTE FORM W-9
TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

SUBSTITUTE FORM W-9 Department of the Treasury Internal Revenue Service
Part 1 — Taxpayer Identification Number ("TIN") — ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see "Obtaining a Number" in the Guidelines included in this form.) CERTIFY BY SIGNING AND DATING BELOW.

	Note: If the account is in more than one name, see the chart in the enclosed Guidelines to determine which number to give the payer.	Social Security Number(s) (If awaiting TIN, write "Applied For") OR Employer Identification Number(s) (If awaiting TIN, write "Applied For")

Payer's Request for Taxpayer Identification Number and Certification	Part 2 — For payees exempt from backup withholding, please write "exempt" here (see Instructions):

Name
Business Name
Please Check Appropriate box
☐ Individual/Sole Proprietor ☐ Corporation ☐ Partnership ☐ Other
Address
City State Zip Code

Part 3 — Certification — Under penalties of perjury, I certify that:
(1) The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me); and
(2) I am a U.S. person (including a U.S. resident alien).

Signature of U.S. person		Date	, 2006

NOTE:	FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A U.S. $50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE COMPULSORY ACQUISITION. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED "GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9" THAT FOLLOW THIS SUBSTITUTE FORM W-9.
YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR" IN PART 1 OF SUBSTITUTE FORM W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER
I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office, or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me will be withheld.
Signature	Date	, 2006

FOR U.S. SHAREHOLDERS ONLY
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You)

To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All "Section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the Internal Revenue Service.

For This Type of Account:		Give The Taxpayer Identification

1.	Individual	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(1)
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4.	a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
	b. So-called trust that is not a legal or valid trust under state law	The actual owner(1)
5.	Sole proprietorship	The owner(3)
6.	A valid trust, estate, or pension trust	The legal entity(4)
7.	Corporate	The corporation
8.	Association, club, religious, charitable, educational, or other tax-exempt organization account	The organization
9.	Partnership	The partnership
10.	A broker or registered nominee	The broker or nominee
11.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)
List first and circle the name of the person whose number you furnish. If only one person on an account has a social security number, that person's name must be used.

(2)
Circle the minor's name and furnish the minor's social security number.

(3)
You must show your individual name, but you may also enter your "doing business as" name. You may use either your social security number or your employer identification number (if you have one).

(4)
List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE:    If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

Obtaining a Number

If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Card, at the local Social Administration office, or Form SS-4, Application for Employer Identification Number, by calling 1 (800) TAX-FORM, and apply for a number.

Payees Exempt from Backup Withholding

Payees specifically exempted from withholding include:

  (i)
  An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2).

  (ii)
  The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing.

  (iii)
  An international organization or any agency or instrumentality thereof.

  (iv)
  A foreign government and any political subdivision, agency or instrumentality thereof.

  (v)
  A corporation.

  (vi)
  A financial institution.

  (vii)
  A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

  (viii)
  A real estate investment trust.

  (ix)
  A common trust fund operated by a bank under Section 584(a).

  (x)
  An entity registered at all times during the tax year under the Investment Company Act of 1940.

  (xi)
  A custodian.

  (xii)
  A futures commission merchant registered with the Commodity Futures Trading Commission.

  (xiii)
  A foreign central bank of issue.

  (xiv)
  A trust exempt from tax under Section 664 or described in Section 4947.

Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

        PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.

INSTRUCTIONS

1.
The Letter of Transmittal should be completed and signed and returned together with the appropriate certificate(s) representing Series F Shares to the Transfer Agent at one of the following addresses:

By Mail	By Hand or by Courier
CIBC Mellon Trust Company P.O. Box 1036 Adelaide Street Postal Station Toronto, ON M5C 2K4	CIBC Mellon Trust Company 199 Bay Street Commerce Court West, Securities Level Toronto, ON M5L 1G9
2.
Falconbridge reserves the right, if it so elects, in its absolute discretion to instruct the Transfer Agent to waive any defect or irregularity contained in any Letter of Transmittal received by it.

3.
Share certificate(s) registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed need not be endorsed or accompanied by a share transfer power of attorney other than the Letter of Transmittal itself. Share certificate(s) not so registered must be endorsed by the registered holder thereof or be accompanied by a share transfer power of attorney duly completed by the registered holder, with the signature guaranteed in either case by a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). The signature of the registered holder must correspond in every respect with the name of the registered holder appearing on the face of the share certificate(s).

4.
Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association or by an agent, executor, administrator, trustee, tutor, curator, guardian or any other person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative's authority to act.

5.
The method used to deliver the Letter of Transmittal and the certificate(s) representing Series F Shares to the Transfer Agent is at the option and risk of the holder thereof. If delivery by mail is used, registered mail with return receipt requested, properly insured, is recommended. Delivery will only be effective upon actual receipt by the Transfer Agent.

6.
Additional copies of the Letter of Transmittal may be obtained from the Transfer Agent at one of the addresses set out herein.

7.
If a share certificate has been lost or destroyed, the Letter of Transmittal should be completed as fully as possible and forwarded to the Transfer Agent together with a letter stating the loss. The Transfer Agent will contact you to advise of the replacement requirements.

8.
Any questions should be directed to the Transfer Agent at 1-800-387-0825 or (416) 643-5500 in the Toronto area or by e-mail to inquiries@cibcmellon.com.

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LETTER OF TRANSMITTAL REDEMPTION OF FALCONBRIDGE LIMITED CUMULATIVE REDEEMABLE PREFERRED SHARES, SERIES F
DIRECTION TO CIBC MELLON TRUST COMPANY
SUBSTITUTE FORM W-9 TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY
FOR U.S. SHAREHOLDERS ONLY GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9
INSTRUCTIONS